Exhibit 12

SOUTHWEST WATER COMPANY AND SUBSIDIARIES

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIOS

	Years Ended December 31, (1)
(In thousands, except for ratio data)	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes	$(4,225)	$15,397	$12,405	$7,841	$10,992
Add: Fixed charges	11,520	10,854	8,576	7,193	6,606
Less: Interest capitalized	(926)	(630)	(689)	(501)	(535)
Total earnings	$6,369	$25,621	$20,292	$14,533	$17,063

Fixed Charges:
Interest expense, including amortization of debt discounts and issuance costs	$7,696	$7,536	$6,501	$4,461	$4,181
Interest capitalized	926	630	689	501	535
Interest component of rentals (1)	2,898	2,688	1,386	2,231	1,890
Total fixed charges	$11,520	$10,854	$8,576	$7,193	$6,606

Ratio of Earnings to Fixed Charges:
Ratio	—	2.36x	2.37x	2.02x	2.58x
Deficiency	$5,151	$—	$—	$—	$—

(1)          Reflects one-third of rental expense under operating leases considered to represent interest costs.